SEC
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Section

MAR 1 2013

Washington DC
402

13013421

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CQ SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 MARBLE AVENUE
(No. and Street)

PLEASANTVILLE	NEW YORK	10570
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PIERRE WOLF — 914-238-2045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

685 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/7

OD 3/7/13

OATH OR AFFIRMATION

I, PIERRE WOLF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CQ SOLUTIONS LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Pierre Wolf
Signature

CEO
Title

J. Zahensky
Notary Public

JAMES A ZAHENSKY
Notary Public - State of New York
NO. 01ZA6254407
Qualified in Westchester County
My Commission Expires 1/17/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CQ Solutions, LLC

Financial Statements
December 31, 2012

(Together with Independent Auditors' Report
Pursuant to Rule 17a-5(d))

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants
IT ALL ADDS UP.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1-2
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF INCOME	4
STATEMENT OF CHANGES IN MEMBER'S EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-11
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILIATION WITH COMPANY'S COMPUTATION PURSUANT TO RULE 17a-5(d)(4)	12
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	13

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2012 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
CQ Solutions, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CQ Solutions, LLC (A limited liability company) as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 and 1.16 under the Commodity Exchange Act and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CQ Solutions, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

685 THIRD AVENUE
NEW YORK, NY 10017
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

Morison International

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary and other information contained on page 12 and 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marks Paneth & Shron LLP

New York, NY
February 26, 2013

CQ SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	249,442
Commission receivable		286,546
Receivable from broker		473,165
Software, furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $105,616		2,667
Exchange membership, at cost (fair value $75,000)		66,000
Other assets		4,959
	$	1,082,779

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	51,030
Member's Equity		1,031,749
	$	1,082,779

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commission income	$	1,487,962
Net trading profits		108,627
Interest and dividend		105
Total Revenues		1,596,694
EXPENSES		
Employee compensation and benefits		715,598
Floor brokerage, exchange and clearance fees		266,073
Professional fees		43,576
Communication and data services		133,294
Occupancy		46,399
Other operating expenses		94,477
Total Expenses		1,299,417
NET INCOME	$	297,277

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Member's Equity at December 31, 2011	$	874,472
Net income		297,277
Member's distributions		(140,000)
Member's Equity at December 31, 2012	$	1,031,749

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	297,277
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		27,427
Decrease (increase) in assets:		
Commission receivable		(142,682)
Receivable from broker		(216,507)
Other assets		18,761
Decrease in accrued expenses		(12,866)
Net Cash Used In Operating Activities		(28,590)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of computer equipment		(3,000)
Net Cash Used In Investing Activities		(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions		(140,000)
Net Cash Used In Financing Activities		(140,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(171,590)
Cash and Cash Equivalents at December 31, 2011		421,032
Cash and Cash Equivalents at December 31, 2012	$	249,442
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	53
Income taxes	$	-

See notes to financial statements.

CQ SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

CQ Solutions, LLC (the "Company"), (A Wholly-Owned Subsidiary of Corridor Quadrant, LLC) (the "Parent Company"), is a Delaware Limited Liability Company that was formed on February 20, 2009 and commenced operations in 2009.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulation Authority (FINRA), an associate member of the Chicago Board of Trade (CBOT) and registered as an introducing broker with the National Futures Association (NFA). The Company provides trade structuring and execution services to institutional customers in exchange-traded U.S. interest rate futures and options. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

On September 23, 2009, Corridor–Real LLC and CQ Real Solutions LLC (the "LLC's") were merged into the Company pursuant to an agreement of merger between the three entities. All of the assets of the LLC's were transferred to the Company and consisted of an investment in a limited liability company with a fair value of $120,000 and software with a cost of $100,000. The investment in a limited liability company was sold in January 2011 for total proceeds of $150,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash and Equivalents

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents to include money market mutual funds and highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Exchange Membership

The Company's exchange associate membership, which represents ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange membership impairment in 2012. At December 31, 2012, the fair value of exchange membership was $75,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Net trading profits arising from securities transactions entered into for the account and risk of the company and related commission and expenses are recorded on a trade date basis. Commission income and related expenses on customers' securities transactions are recorded on a trade date basis. Advisory fee income is recognized when the services are rendered.

Depreciation and Amortization

Depreciation is provided on both the straight-line method and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining lease term.

Income Taxes

The Company is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The member of the Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2009.

Fair Value Measurement

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 4.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. Cash equivalents at December 31, 2012 includes approximately $235,000 invested in a money market mutual fund which in turn invested in a diversified portfolio of short term maturities.

Subsequent Events

Management has evaluated, for potential financial statement recognition and disclosure, events subsequent to the date of the statement of financial condition through February 26, 2013, which is the date that the financial statements were available to be issued.

3. SOFTWARE, FURNITURE, EQUIPMENT AND COMPUTER

Software, furniture, equipments and leasehold improvements consist of the following at December 31, 2012:

Software	$ 100,000
Furniture and equipment	5,283
Computer	3,000
	108,283
Less accumulated amortization	105,616
	$ 2,667

4. FAIR VALUE MEASUREMENTS

The fair value hierarchy under FASB ASC 820, *Fair Value Measurement*, defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

4. FAIR VALUE MEASUREMENTS (continued)

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk (or other parties such as Counterparty in a swap) in its assessment of fair value.

The Firm held no investments at December 31, 2012.

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space in Chicago, Illinois on a month to month basis. The Company also leased office space in Chappaqua, New York. The lease commenced on May 1, 2009 and expired on April 30, 2011. The Company continued to lease the space on a month to month basis through December 31, 2011. Rent expense for the year ended December 31, 2012 was $19,387.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17) and requirements of the National Futures Association, which require that the Company maintain adjusted net capital, as defined, equal to or in excess of $100,000.

At December 31, 2012, the Company's net capital of $708,871 exceeded required net capital of $100,000 by $608,871 and the ratio of aggregate indebtedness to net capital was .07 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CQ SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

NET CAPITAL		
Total member's equity qualified for net capital	$	1,031,749
Deductions and/or credits		
Nonallowable assets:		
Software and equipment (net of accumulated amortization)		2,667
Commission receivable		244,546
Exchange membership, at cost		66,000
Other assets		4,959
		318,172
NET CAPITAL BEFORE HAIRCUTS ON CASH EQUIVALENTS	$	713,577
HAIRCUTS ON CASH EQUIVALENTS		(4,706)
NET CAPITAL	$	708,871
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	51,030
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required ($100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	608,871
Ratio of aggregate indebtedness to net capital		.07:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's December 31, 2012 FOCUS Report.

CQ SOLUTIONS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

CQ Solutions, LLC

INDEPENDENT AUDITORS' SUPPLEMENTAL
REPORT ON INTERNAL CONTROL

December 31, 2012

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants
IT ALL ADDS UP.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)1 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 and CFTC Regulation 1.16

To the Member
CQ Solutions LLC

In planning and performing our audit of the financial statements of CQ Solutions LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA), National Futures Association (NFA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 26, 2013

CQ Solutions, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2012

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants
IT ALL ADDS UP.

MPS Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
CQ Solutions, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by CQ Solutions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating CQ Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CQ Solutions, LLC's management is responsible for CQ Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting that revenues have been reported net of commissions and clearing fees on Form SIPC-7. As the clearing fees relate to revenues from commodity transactions and would be a deduction from total revenues, there is no effect in determining net operating revenues or the amount calculated for the SIPC assessment. The result of this difference is an understatement of total revenue and an understatement of total deductions of $259,772;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting the deduction for revenue from subsidiary as discussed previously in 2;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

685 THIRD AVENUE
NEW YORK, NY 10017
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

An independent member of
Morison International

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, NY
February 26, 2013

CQ SOLUTIONS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO SIPC

YEAR ENDED DECEMBER 31, 2012

TOTAL REVENUE	$	1,596,694
DEDUCTIONS:		
Revenues from commodity transactions		1,596,588
TOTAL DEDUCTIONS		1,596,588
SIPC NET OPERATING REVENUES	$	106
GENERAL ASSESSMENT @ .0025	$	-

See Independent Accountants' report.